Suppl. 83-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


Mail Processing
Section
Washington, DC
101


11007811

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 2,000,000,000 5.25% Notes due 6 June 2014
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 2 June 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee ("INR") 2,000,000,000 5.25% Notes due 6 June 2014 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 as supplemented by a Supplementary Prospectus dated 24 May 2011, and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. <u>Description of Obligations</u>

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. <u>Distribution of Obligations</u>

The Bank entered into a Syndication Agreement dated 2 June 2011 (the "Syndication Agreement") with the joint lead managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement" and, together with the Syndication Agreement, the "Agreements") with Dealers referred to therein. Under the terms of the Agreements, the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. <u>Distribution Spread</u>

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.5135%	1.375%	99.1385%
Total	INR 2,010,270,000	INR 27,500,000	INR 1,982,770,000 (payable in U.S. dollars in the amount of USD 43,861,740.96)

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 2 June 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Supplementary Prospectus dated 24 May 2011.
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Syndication Agreement

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "Notes")

2 June 2011

To: HSBC Bank plc
The Toronto-Dominion Bank
(the "**Joint Lead Managers**")

c/o HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
("**HSBC**")

cc: Citibank, N.A. (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "**Notes**") pursuant to its Euro 30,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2010 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Joint Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers have requested;

and have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm that they have waived such production.

For the purposes of the Programme Agreement, the details of HSBC for service of notices are as follows:

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Tel: +44 (0) 207 911 8888
Email: transaction.management@hsbcib.com
Attention: Transaction Management Group

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the Issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes at a purchase price of 99.1385 per cent. of the principal amount of the Notes, being the issue price of 100.5135 per cent. less a selling concession of 1.1875 per cent. of such principal amount and a management and underwriting fee of 0.1875 per cent. of such principal amount (the "**Purchase Price**").

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be INR 1,982,770,000.00 (payable in USD in the amount of USD 43,861,740.96) (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London (EBRDGB2L);

(ii) "**Issue Date**" means 6 June 2011, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Joint Lead Managers shall bear and pay legal and other out-of-pocket expenses, all costs and expenses incurred in or in connection with the printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes.

5 The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) a legal opinion addressed to the Joint Lead Managers dated the Payment Instruction Date in such

form and with such contents as the Joint Lead Managers may reasonably require from Linklaters LLP, legal advisers to the Joint Lead Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus and the Supplementary Prospectuses (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be further supplemented or updated and (iii) such other conditions precedent as the Joint Lead Managers may reasonably require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for the liability of the Issuer in relation to expenses as provided in Clause 4 and except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 HSBC, on behalf of the Joint Lead Managers, may, by notice to the Issuer, and the Issuer may, by notice to HSBC, on behalf of the Joint Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the liability of the Issuer for the payment of costs and expenses as provided in Clause 4 of this Agreement (but only to the extent of amounts actually incurred), the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,
For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: HSBC Bank plc
The Toronto-Dominion Bank

By:

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,
For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: HSBC Bank plc
The Toronto-Dominion Bank

By:

Annex A to the Syndication Agreement
FORM OF PRICING SUPPLEMENT

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	INR 2,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	6 June 2011
5	Issue Price:	100.5135 per cent.
6	Maturity Date:	6 June 2014
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000

11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 June 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable

18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	2 June 2011
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of India:

		The Joint Lead Managers acknowledge that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	063250732
	ISIN Code:	XS0632507322
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause	Not Applicable

in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

		ordinary operations.
(ii)	Estimated net proceeds:	INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	5.061 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including,

but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002.

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

SUPPLEMENTARY PROSPECTUS DATED 24 MAY 2011



European Bank for Reconstruction and Development

€30,000,000,000
Global Medium Term Note Programme

This Supplement (the "**Supplement**"), to the Prospectus (the "**Prospectus**") dated 11 August 2010 which comprises a base prospectus, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**FSMA**") and is prepared in connection with the Global Medium Term Note Programme (the "**Programme**") established by European Bank for Reconstruction and Development (the "**Issuer**"). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 20 May 2011 the Issuer published its financial statements as at, and for the year ended 31 December 2010. A copy of those financial statements has been filed with the Financial Services Authority and, by virtue of this Supplement, those financial statements are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the registered office of the Issuer and the specified office of the Paying Agent for the time being in London, as described on pages 12 and 73 of the Prospectus.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, since the publication of the Prospectus.

An investor should be aware of its rights arising pursuant to Section 87Q(4) of the FSMA.

If documents which are incorporated by reference to this Supplement themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplement except where such information or other documents are specifically incorporated by reference or attached to the Supplement.

Securities Note



European Bank for Reconstruction and Development

INR 2,000,000,000
5.25% Notes due 6 June 2014 (the "Notes")

A12.4.1.1
A12.4.1.5

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 7 June 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch (as defined on page 19 of this Securities Note), each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Joint Lead Managers

HSBC **TD Securities**

7 June 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

A12.1.1
A12.1.2

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to the Issue Date, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

A12.6.1

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of HSBC Bank plc or The Toronto-Dominion Bank (each a "Joint Lead Manager" and together the "Joint Lead Managers" which expression shall include any entity appointed as a dealer under the €30,000,000,000 Global Medium Term Note Programme (the "Programme")). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Joint Lead Managers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Joint Lead Managers do not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Joint Lead Managers or on their behalf in connection with the Issuer or the issue and offering of the Notes. The Joint Lead Managers accordingly disclaim all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Joint Lead Managers that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Joint Lead Managers to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Joint Lead Managers to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom,

the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

Where information in this Securities Note has been sourced from third parties, this information has been accurately reproduced and, as far as the Issuer is aware and is able to ascertain from the information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third-party information is identified where used.

A12.7.4

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "INR" are to Indian rupee, references to "India" are to the Republic of India and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Page

Risk Factors 1

Documents Incorporated by Reference 7

Pricing Supplement 8

Annex A Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount 15

Annex B Historical Data 17

Post-Issuance Information 17

Use of Proceeds 18

Ratings 19

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

A12.2.1

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Joint Lead Managers, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the section headed "Risk Factors" on pages 10 to 11 of the Base Prospectus incorporated by reference in the Registration Document at page 4.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated

with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

The Notes are U.S. dollar settled debt instruments. All amounts due under the Notes, including the coupon, the Early Redemption Amount and the final redemption price of the Notes, will be payable in U.S. dollars at the prevailing exchange rate between Indian Rupee and the U.S. dollar at the time of payment. Accordingly, the U.S. dollar return on the Notes, or yield to maturity, will depend on the principal amount and the coupon (or Early Redemption Amount) converted into U.S. dollars at the prevailing exchange rate. Any volatility of the exchange rate during the term of the Notes will affect the return on the Notes, or yield to maturity, in U.S. dollars. In particular, any devaluation of the Indian Rupee against the U.S. dollar during the term of the Notes will decrease the U.S. dollar return on the Notes and will result in the yield to maturity of the Notes in U.S. dollars being less than the stated yield to maturity of the Notes, which is calculated in Indian Rupee.

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 of the Pricing Supplement), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

The amount of any payment in U.S. dollars on the Notes will be affected by the exchange rate of INR to U.S. dollars, since the underlying amounts by reference to which U.S. dollar amounts are determined are in INR. The exchange rate between the Indian Rupee and the U.S. dollar will fluctuate during the term of the Notes and may affect the amount of any payment on the Notes. In recent years, the exchange rate of INR to U.S. dollars has been volatile and such volatility may occur in the future and could significantly affect the returns to the Noteholders. In addition, for investors whose investment currency is U.S. dollars, the movement of the currency exchange rates (including the INR/USD exchange rate) could result in any amount due under the Notes being less than the initial U.S. dollar amount paid for the Notes. As a result, a holder could lose a substantial amount of its investment in the Notes.

Prospective investors should note that it is a general feature of emerging markets that they are subject to rapid change and high volatility and that the risks involved also may change rapidly. Furthermore, several risks could have a simultaneous or compounding effect with respect to the INR/USD exchange rate and relative returns on securities denominated in INR or U.S. dollars. No assurance can be given about the effect that any combination of risks may have on an investor's return on the Notes. The amount of any payment on the Notes could be less than investments in other instruments.

Historical or prevailing rates of exchange of INR to U.S. dollars should not be taken as an indication of future exchange rates. No assurance can be given that the Indian Rupee will not depreciate as against the U.S. dollar and thereby reduce the amount of any payment in U.S. dollars due to the Noteholders under the Notes.

Risks associated with India and the Indian economy

There are a number of risks associated with India, including current political instability and the Indian economy in general, which may cause the occurrence of a Price Source Disruption Event. These also include, but are not limited to the following:

Since 1991, successive Indian governments have pursued policies of economic liberalisation. The present government of India, formed in May 2009, has announced policies and undertaken initiatives that support the continued economic liberalisation policies that have been pursued by previous governments. There is no assurance that these liberalisation policies will continue in the future. The rate of economic liberalisation could change, and specific laws and policies affecting currency exchange and other matters affecting investment in the Notes could change as well. Any

change in India's economic liberalisation and deregulation policies could adversely affect business and economic conditions in India generally.

India has been subject to a number of acts of terrorism in recent years. There can be no assurance that India will not be subject to further, or an increased number of, acts of terrorism in the future. Such acts, as well as other acts of violence, may have a material adverse effect on investment and confidence in, and the performance of, Indian financial markets, which could cause the occurrence of a Price Source Disruption Event.

According to the Reserve Bank of India website, India's foreign exchange reserves totalled approximately USD 297,334 million as of 31 December 2010. A decline in these reserves could impact the valuation of the Indian rupee and could result in reduced liquidity and higher interest rates, which could adversely affect the INR/USD Rate and the value of the Notes. The Indian government may from time to time intervene in the foreign exchange market and these interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in U.S. dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate of INR to U.S. dollars.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2008, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Joint Lead Managers or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Joint Lead Managers, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives (other than, in the case of the Issuer and its representatives, the information contained in, or incorporated by reference into, this Securities Note, the Registration Document and the Summary Note); (d) shall recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Joint Lead Managers or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware

that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Joint Lead Managers or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/INR foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/INR foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/INR foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting INR into USD upon the occurrence of a Price Source Disruption Event. The Toronto-Dominion Bank is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement. However, each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Joint Lead Managers may, but are not obligated to, make a market in the Notes. The Joint Lead Managers may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/INR foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Indian rupee, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of India or the United States, and, in turn, the exchange rates and therefore the value of the USD/INR foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF PROSPECTIVE INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS INCORPORATED BY REFERENCE IN THE REGISTRATION DOCUMENT AT PAGE 4.

Documents Incorporated by Reference

The published financial statements of the Issuer as at and for the year ended 31 December 2010, which have been filed with the UK Listing Authority, and the following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the €30,000,000,000 Global Medium Term Note Programme (the "Programme"), as supplemented by the supplementary prospectus dated 3 June 2011, shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
European Bank for Reconstruction and Development	on pages 65 to 68 (as supplemented by the supplementary prospectus dated 3 June 2011)
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned financial statements, sections and supplementary prospectus incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme A12.4.1.1

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")	A12.4.1.5
2	Nominal Amount:	INR 2,000,000,000	
3	Type of Note:	Fixed Rate	
4	Issue Date:	6 June 2011	A12.4.1.9
5	Issue Price:	100.5135 per cent.	
6	Maturity Date:	6 June 2014	A12.4.1.11
7	Fungible with existing Notes:	No	

FORM OF THE NOTES

8	Form of Note:	Registered	A12.4.1.4
9	New Global Note:	No	
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof	
	(b) Calculation Amount:	INR 50,000	
11	Exchange of Bearer Notes:	Not Applicable	
12	(a) Talons for future Coupons to be attached to definitive Bearer	No	

		Notes:	
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 June 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.	
20	Dual Currency Notes:	Not Applicable	
21	Physically Settled Notes:	Not Applicable	

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No	
	(b)	Redemption at Noteholder's option:	No	
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto	
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable	
24	Instalment Note:		Not Applicable	
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto.	A12.4.1.12

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated	
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom	
28	Date of Syndication Agreement:	2 June 2011	
29	Stabilising Manager(s):	None	
30	Non-exempt Offer:	Not Applicable	
31	Additional selling restrictions:	The Republic of India: The Joint Lead Managers acknowledge that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic	A12.4.1.10

		of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.	
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only	
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No	
34	Common Code:	063250732	A12.4.1.1
	ISIN Code:	XS0632507322	
	CUSIP Number:	Not Applicable	
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.	A12.6.1
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are	Not Applicable	

fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

A12.7.4

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

A12.6.1
A12.6.2

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

A12.3.1

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

A12.3.2

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii) Estimated net proceeds:	INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	5.061 per cent. per annum.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

A12.4.2.2

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

A12.4.1.2
A12.4.2.1
A12.4.2.3
A12.4.2.4
A12.4.1.13

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or

exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

A12.4.2.2

"**Reference Rate**" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002. A12.4.2.2

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

A12.7.5

The Issuer does not intend to provide any post-issuance information.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

A12.3.2

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

A12.7.1

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

JOINT LEAD MANAGERS

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISER

To the Joint Lead Managers
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

INR 2,000,000,000
5.25% Notes due 6 June 2014 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "Notes") issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 7 June 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Joint Lead Managers

HSBC **TD Securities**

7 June 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Securities Note or those parts of the Base Prospectus of the Issuer dated 11 August 2010 relating to the Programme that are incorporated by reference into the Securities Note.

Issuer	European Bank for Reconstruction and Development
Risk Factors..................................	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount (as defined in the Securities Note) or any Early Redemption Amount (as defined in the Securities Note) (as the case may be) of the Notes being significantly less than anticipated.
Arranger for the Programme	Merrill Lynch International
Joint Lead Managers	HSBC Bank plc The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Indian Rupee ("INR"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	6 June 2014
Issue Price..	100.5135 per cent.
Fungible with existing Notes.............	No

Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	5.25 per cent.
Interest Payment Date(s) or Interest Period(s)	6 June in each year commencing 6 June 2012
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events (as defined in the Securities Note).
Denominations of Notes	INR 100,000 and integral multiples of INR 50,000 in excess thereof.
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest

	expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing...	Application has been made by the Issuer (or on its behalf) for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc with effect from 9 June 2011, or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law..................................	English
Selling Restrictions............................	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital......................	As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.
Business..	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Memduh Akçay, Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Krystyna Gawlikowska-Hueckel, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Denis Morozov, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Joint Lead Managers, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2008, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with India, including current political instability and the Indian economy in general. These also include, but are not limited to, historic volatility of the Indian rupee, which may have effects upon the Notes, and in particular the USD/INR exchange rate. The Indian government may from time to time intervene in the foreign exchange market and these interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in U.S. dollar terms) on the Notes and any amount payable.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Joint Lead Managers nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/INR foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/INR foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the USD/INR foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

JOINT LEAD MANAGERS

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISERS

To the Joint Lead Managers
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	INR 2,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	6 June 2011
5	Issue Price:	100.5135 per cent.
6	Maturity Date:	6 June 2014
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000
11	Exchange of Bearer Notes:	Not Applicable

12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	6 June 2011
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed	Not Applicable

Notes:

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	2 June 2011
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of India: The Joint Lead Managers acknowledge that the

		Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	063250732
	ISIN Code:	XS0632507322
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of	Not Applicable

	redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii) Estimated net proceeds: INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 5.061 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or

exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002.

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


Mail Processing
Section
Washington, DC
101

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 2,000,000,000 5.25% Notes due 6 June 2014
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 2 June 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee ("INR") 2,000,000,000 5.25% Notes due 6 June 2014 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 as supplemented by a Supplementary Prospectus dated 24 May 2011, and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 2 June 2011 (the "Syndication Agreement") with the joint lead managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement" and, together with the Syndication Agreement, the "Agreements") with Dealers referred to therein. Under the terms of the Agreements, the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.5135%	1.375%	99.1385%
Total	INR 2,010,270,000	INR 27,500,000	INR 1,982,770,000 (payable in U.S. dollars in the amount of USD 43,861,740.96)

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 2 June 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Supplementary Prospectus dated 24 May 2011.
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Syndication Agreement

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "Notes")

2 June 2011

To: HSBC Bank plc
The Toronto-Dominion Bank
(the "**Joint Lead Managers**")

c/o HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
("**HSBC**")

cc: Citibank, N.A. (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "**Notes**") pursuant to its Euro 30,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2010 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Joint Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers have requested;

and have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm that they have waived such production.

For the purposes of the Programme Agreement, the details of HSBC for service of notices are as follows:

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Tel: +44 (0) 207 911 8888
Email: transaction.management@hsbcib.com
Attention: Transaction Management Group

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the Issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes at a purchase price of 99.1385 per cent. of the principal amount of the Notes, being the issue price of 100.5135 per cent. less a selling concession of 1.1875 per cent. of such principal amount and a management and underwriting fee of 0.1875 per cent. of such principal amount (the **"Purchase Price"**).

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be INR 1,982,770,000.00 (payable in USD in the amount of USD 43,861,740.96) (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London (EBRDGB2L);

(ii) **"Issue Date"** means 6 June 2011, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii) **"Payment Instruction Date"** means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Joint Lead Managers shall bear and pay legal and other out-of-pocket expenses, all costs and expenses incurred in or in connection with the printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes.

5 The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) a legal opinion addressed to the Joint Lead Managers dated the Payment Instruction Date in such

form and with such contents as the Joint Lead Managers may reasonably require from Linklaters LLP, legal advisers to the Joint Lead Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus and the Supplementary Prospectuses (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be further supplemented or updated and (iii) such other conditions precedent as the Joint Lead Managers may reasonably require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for the liability of the Issuer in relation to expenses as provided in Clause 4 and except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 HSBC, on behalf of the Joint Lead Managers, may, by notice to the Issuer, and the Issuer may, by notice to HSBC, on behalf of the Joint Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the liability of the Issuer for the payment of costs and expenses as provided in Clause 4 of this Agreement (but only to the extent of amounts actually incurred), the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,
For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: HSBC Bank plc
The Toronto-Dominion Bank

By:

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,
For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: HSBC Bank plc
The Toronto-Dominion Bank

By:



European Bank
for Reconstruction and Development

(ref: MTN 11/067)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

2 June 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 2 June 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

Annex A to the Syndication Agreement
FORM OF PRICING SUPPLEMENT

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	INR 2,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	6 June 2011
5	Issue Price:	100.5135 per cent.
6	Maturity Date:	6 June 2014
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000

11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 June 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable

18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:		Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:		HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:		2 June 2011
29	Stabilising Manager(s):		None
30	Non-exempt Offer:		Not Applicable
31	Additional selling restrictions:		The Republic of India:

		The Joint Lead Managers acknowledge that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	063250732
	ISIN Code:	XS0632507322
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause	Not Applicable

	in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii)	Estimated net proceeds:	INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 5.061 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"Calculation Agent" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including,

but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002.

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

SUPPLEMENTARY PROSPECTUS DATED 24 MAY 2011



European Bank for Reconstruction and Development

€30,000,000,000
Global Medium Term Note Programme

This Supplement (the "**Supplement**"), to the Prospectus (the "**Prospectus**") dated 11 August 2010 which comprises a base prospectus, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**FSMA**") and is prepared in connection with the Global Medium Term Note Programme (the "**Programme**") established by European Bank for Reconstruction and Development (the "**Issuer**"). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 20 May 2011 the Issuer published its financial statements as at, and for the year ended 31 December 2010. A copy of those financial statements has been filed with the Financial Services Authority and, by virtue of this Supplement, those financial statements are incorporated in, and form part of, the Prospectus. Copies of all documents incorporated by reference in the Prospectus can be obtained from the registered office of the Issuer and the specified office of the Paying Agent for the time being in London, as described on pages 12 and 73 of the Prospectus.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, since the publication of the Prospectus.

An investor should be aware of its rights arising pursuant to Section 87Q(4) of the FSMA.

If documents which are incorporated by reference to this Supplement themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplement except where such information or other documents are specifically incorporated by reference or attached to the Supplement.

Securities Note



European Bank for Reconstruction and Development

INR 2,000,000,000
5.25% Notes due 6 June 2014 (the "Notes")

A12.4.1.1
A12.4.1.5

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 7 June 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch (as defined on page 19 of this Securities Note), each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Joint Lead Managers

HSBC

TD Securities

7 June 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

A12.1.1
A12.1.2

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to the Issue Date, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

A12.6.1

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of HSBC Bank plc or The Toronto-Dominion Bank (each a "Joint Lead Manager" and together the "Joint Lead Managers" which expression shall include any entity appointed as a dealer under the €30,000,000,000 Global Medium Term Note Programme (the "Programme")). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Joint Lead Managers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Joint Lead Managers do not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Joint Lead Managers or on their behalf in connection with the Issuer or the issue and offering of the Notes. The Joint Lead Managers accordingly disclaim all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Joint Lead Managers that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Joint Lead Managers to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Joint Lead Managers to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom,

the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

Where information in this Securities Note has been sourced from third parties, this information has been accurately reproduced and, as far as the Issuer is aware and is able to ascertain from the information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third-party information is identified where used.

A12.7.4

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "INR" are to Indian rupee, references to "India" are to the Republic of India and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

	Page
Risk Factors	1
Documents Incorporated by Reference	7
Pricing Supplement	8
Annex A Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount	15
Annex B Historical Data	17
Post-Issuance Information	17
Use of Proceeds	18
Ratings	19

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

A12.2.1

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Joint Lead Managers, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the section headed "Risk Factors" on pages 10 to 11 of the Base Prospectus incorporated by reference in the Registration Document at page 4.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated

with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

The Notes are U.S. dollar settled debt instruments. All amounts due under the Notes, including the coupon, the Early Redemption Amount and the final redemption price of the Notes, will be payable in U.S. dollars at the prevailing exchange rate between Indian Rupee and the U.S. dollar at the time of payment. Accordingly, the U.S. dollar return on the Notes, or yield to maturity, will depend on the principal amount and the coupon (or Early Redemption Amount) converted into U.S. dollars at the prevailing exchange rate. Any volatility of the exchange rate during the term of the Notes will affect the return on the Notes, or yield to maturity, in U.S. dollars. In particular, any devaluation of the Indian Rupee against the U.S. dollar during the term of the Notes will decrease the U.S. dollar return on the Notes and will result in the yield to maturity of the Notes in U.S. dollars being less than the stated yield to maturity of the Notes, which is calculated in Indian Rupee.

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 of the Pricing Supplement), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

The amount of any payment in U.S. dollars on the Notes will be affected by the exchange rate of INR to U.S. dollars, since the underlying amounts by reference to which U.S. dollar amounts are determined are in INR. The exchange rate between the Indian Rupee and the U.S. dollar will fluctuate during the term of the Notes and may affect the amount of any payment on the Notes. In recent years, the exchange rate of INR to U.S. dollars has been volatile and such volatility may occur in the future and could significantly affect the returns to the Noteholders. In addition, for investors whose investment currency is U.S. dollars, the movement of the currency exchange rates (including the INR/USD exchange rate) could result in any amount due under the Notes being less than the initial U.S. dollar amount paid for the Notes. As a result, a holder could lose a substantial amount of its investment in the Notes.

Prospective investors should note that it is a general feature of emerging markets that they are subject to rapid change and high volatility and that the risks involved also may change rapidly. Furthermore, several risks could have a simultaneous or compounding effect with respect to the INR/USD exchange rate and relative returns on securities denominated in INR or U.S. dollars. No assurance can be given about the effect that any combination of risks may have on an investor's return on the Notes. The amount of any payment on the Notes could be less than investments in other instruments.

Historical or prevailing rates of exchange of INR to U.S. dollars should not be taken as an indication of future exchange rates. No assurance can be given that the Indian Rupee will not depreciate as against the U.S. dollar and thereby reduce the amount of any payment in U.S. dollars due to the Noteholders under the Notes.

Risks associated with India and the Indian economy

There are a number of risks associated with India, including current political instability and the Indian economy in general, which may cause the occurrence of a Price Source Disruption Event. These also include, but are not limited to the following:

Since 1991, successive Indian governments have pursued policies of economic liberalisation. The present government of India, formed in May 2009, has announced policies and undertaken initiatives that support the continued economic liberalisation policies that have been pursued by previous governments. There is no assurance that these liberalisation policies will continue in the future. The rate of economic liberalisation could change, and specific laws and policies affecting currency exchange and other matters affecting investment in the Notes could change as well. Any

change in India's economic liberalisation and deregulation policies could adversely affect business and economic conditions in India generally.

India has been subject to a number of acts of terrorism in recent years. There can be no assurance that India will not be subject to further, or an increased number of, acts of terrorism in the future. Such acts, as well as other acts of violence, may have a material adverse effect on investment and confidence in, and the performance of, Indian financial markets, which could cause the occurrence of a Price Source Disruption Event.

According to the Reserve Bank of India website, India's foreign exchange reserves totalled approximately USD 297,334 million as of 31 December 2010. A decline in these reserves could impact the valuation of the Indian rupee and could result in reduced liquidity and higher interest rates, which could adversely affect the INR/USD Rate and the value of the Notes. The Indian government may from time to time intervene in the foreign exchange market and these interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in U.S. dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate of INR to U.S. dollars.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2008, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Joint Lead Managers or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Joint Lead Managers, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives (other than, in the case of the Issuer and its representatives, the information contained in, or incorporated by reference into, this Securities Note, the Registration Document and the Summary Note); (d) shall recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Joint Lead Managers or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware

that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Joint Lead Managers or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/INR foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/INR foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/INR foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting INR into USD upon the occurrence of a Price Source Disruption Event. The Toronto-Dominion Bank is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement. However, each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Joint Lead Managers may, but are not obligated to, make a market in the Notes. The Joint Lead Managers may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/INR foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Indian rupee, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of India or the United States, and, in turn, the exchange rates and therefore the value of the USD/INR foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF PROSPECTIVE INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS INCORPORATED BY REFERENCE IN THE REGISTRATION DOCUMENT AT PAGE 4.

Documents Incorporated by Reference

The published financial statements of the Issuer as at and for the year ended 31 December 2010, which have been filed with the UK Listing Authority, and the following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the €30,000,000,000 Global Medium Term Note Programme (the "Programme"), as supplemented by the supplementary prospectus dated 3 June 2011, shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
European Bank for Reconstruction and Development	on pages 65 to 68 (as supplemented by the supplementary prospectus dated 3 June 2011)
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned financial statements, sections and supplementary prospectus incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme A12.4.1.1

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")	A12.4.1.5
2	Nominal Amount:	INR 2,000,000,000	
3	Type of Note:	Fixed Rate	
4	Issue Date:	6 June 2011	A12.4.1.9
5	Issue Price:	100.5135 per cent.	
6	Maturity Date:	6 June 2014	A12.4.1.11
7	Fungible with existing Notes:	No	

FORM OF THE NOTES

8	Form of Note:	Registered	A12.4.1.4
9	New Global Note:	No	
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof	
	(b) Calculation Amount:	INR 50,000	
11	Exchange of Bearer Notes:	Not Applicable	
12	(a) Talons for future Coupons to be attached to definitive Bearer	No	

		Notes:	
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 June 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a) Redemption at Issuer's option:	No	
	(b) Redemption at Noteholder's option:	No	
23	(a) Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto	
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable	
24	Instalment Note:	Not Applicable	
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto.	A12.4.1.12

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated	
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom	
28	Date of Syndication Agreement:	2 June 2011	
29	Stabilising Manager(s):	None	
30	Non-exempt Offer:	Not Applicable	
31	Additional selling restrictions:	The Republic of India: The Joint Lead Managers acknowledge that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic	A12.4.1.10

		of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.	
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only	
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No	
34	Common Code:	063250732	A12.4.1.1
	ISIN Code:	XS0632507322	
	CUSIP Number:	Not Applicable	
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.	A12.6.1
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are	Not Applicable	

fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

A12.7.4

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

A12.6.1
A12.6.2

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

A12.3.1

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

A12.3.2

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii) Estimated net proceeds:	INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 5.061 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

A12.4.2.2

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

A12.4.1.2
A12.4.2.1
A12.4.2.3
A12.4.2.4
A12.4.1.13

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or

exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

A12.4.2.2

"**Reference Rate**" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002.

A12.4.2.2

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

A12.7.5

The Issuer does not intend to provide any post-issuance information.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

A12.3.2

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

A12.7.1

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

JOINT LEAD MANAGERS

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISER

To the Joint Lead Managers
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

INR 2,000,000,000
5.25% Notes due 6 June 2014 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 (the "Notes") issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 7 June 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Joint Lead Managers

HSBC **TD Securities**

7 June 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Securities Note or those parts of the Base Prospectus of the Issuer dated 11 August 2010 relating to the Programme that are incorporated by reference into the Securities Note.

Issuer	European Bank for Reconstruction and Development
Risk Factors..................................	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount (as defined in the Securities Note) or any Early Redemption Amount (as defined in the Securities Note) (as the case may be) of the Notes being significantly less than anticipated.
Arranger for the Programme	Merrill Lynch International
Joint Lead Managers	HSBC Bank plc The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Indian Rupee ("INR"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	6 June 2014
Issue Price..	100.5135 per cent.
Fungible with existing Notes.............	No

Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate.......................................	5.25 per cent.
Interest Payment Date(s) or Interest Period(s)	6 June in each year commencing 6 June 2012
Redemption...	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events (as defined in the Securities Note).
Denominations of Notes	INR 100,000 and integral multiples of INR 50,000 in excess thereof.
Taxation...	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes.............................	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge.................................	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default.....................................	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest

	expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing	Application has been made by the Issuer (or on its behalf) for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc with effect from 9 June 2011, or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital......................	As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.
Business..	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Memduh Akçay, Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Krystyna Gawlikowska-Hueckel, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Denis Morozov, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Joint Lead Managers, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

As at the date of this Securities Note, the Issuer has authorised share capital totalling €30 billion, of which €6 billion is paid-in. The Issuer's subscribed capital that has not been paid in ranks among the highest quality callable capital of any multilateral development bank. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2008, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with India, including current political instability and the Indian economy in general. These also include, but are not limited to, historic volatility of the Indian rupee, which may have effects upon the Notes, and in particular the USD/INR exchange rate. The Indian government may from time to time intervene in the foreign exchange market and these interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in U.S. dollar terms) on the Notes and any amount payable.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Joint Lead Managers should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Joint Lead Managers nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/INR foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/INR foreign exchange rate is not necessarily indicative of future performance.

The Toronto-Dominion Bank may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the USD/INR foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

JOINT LEAD MANAGERS

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISERS

To the Joint Lead Managers
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

2 June 2011

European Bank for Reconstruction and Development
INR 2,000,000,000 5.25 per cent. Notes due 6 June 2014 issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Issuer's Base Prospectus dated 11 August 2010 and incorporated by reference into the Securities Note. This Pricing Supplement must be read in conjunction with the Registration Document, the Securities Note and the Summary Note which together constitute a prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("**INR**"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	INR 2,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	6 June 2011
5	Issue Price:	100.5135 per cent.
6	Maturity Date:	6 June 2014
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000
11	Exchange of Bearer Notes:	Not Applicable

12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		6 June 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	5.25 per cent. per annum, equal to INR 2,625.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	6 June in each year commencing 6 June 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed		Not Applicable

Notes:

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	2 June 2011
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of India: The Joint Lead Managers acknowledge that the

		Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	063250732
	ISIN Code:	XS0632507322
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of	Not Applicable

	redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 June 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 9 June 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be INR 1,982,770,000.00 but payable in USD in the amount of USD 43,861,740.96) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii)	Estimated net proceeds:	INR 1,982,770,000.00 (USD equivalent: 43,861,740.96)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 5.061 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"Calculation Agent" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or

exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date;

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2002.

Period	High	Low
January 2002 – December 2002	49.03	48.03
January 2003 – December 2003	47.80	45.32
January 2004 – December 2004	46.45	43.39
January 2005 – December 2005	45.94	43.49
January 2006 – December 2006	46.55	44.07
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – May 2011	45.91	44.08

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Joint Lead Managers or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE JOINT LEAD MANAGERS MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.